DARA BiOSciences Inc

Filed Pursuant to Rule 433
Registration No. 333-193054
May 13,2014



Investor Presentation
May 2014

Forward Looking Statements/Risk Factors

All statements in this presentation that are not historical are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and are subject to risks and uncertainties. These statements are based on the current expectations, estimates, forecasts and projections regarding management's beliefs and assumptions. In some cases, you can identify forward looking statements by terminology such as "may," "will," "should," "hope," "expects," "intends," "plans," "anticipates," "contemplates," "believes," "estimates," "predicts," "projects," "potential," "continue," and other similar terminology or the negatives of those terms. Such forward-looking statements are subject to factors that could cause actual results to differ materially for DARA from those projected. Important factors that could cause actual results to differ materially from the expectations described in these forward-looking statements are set forth under the caption "Risk Factors" in DARA's most recent Annual Report on Form 10-K, filed with the SEC on February 4, 2014, and DARA's other filings with the SEC from time to time.

Those factors include risks and uncertainties relating to DARA's current cash position and its need to raise additional capital in order to be able to continue to fund its operations; the stockholder dilution that may result from future capital raising efforts and the exercise or conversion, as applicable, of DARA's outstanding options, warrants and convertible preferred stock; full-ratchet anti-dilution protection afforded investors in prior financing transactions that may restrict or prohibit DARA's ability to raise capital on terms favorable to the Company and its current stockholders; the potential delisting of DARA's common stock from the NASDAQ Capital Market; DARA's limited operating history which may make it difficult to evaluate DARA's business and future viability; DARA's ability to timely commercialize and generate revenues or profits from Soltamox, Gelclair, Bionect or other products given that DARA only recently hired its initial sales force and DARA's lack of history as a revenue-generating company; DARA's ability to achieve the desired results from the agreements with Mission and Alamo; FDA and other regulatory risks relating to DARA's ability to market Soltamox, Gelclair, Bionect or other products in the United States or elsewhere; DARA's ability to in-license and/or partner products; the current regulatory environment in which DARA sells its products; the market acceptance of those products; dependence on partners and third-party manufacturers; successful performance under collaborative and other commercial agreements; DARA's ability to retain its managerial personnel and to attract additional personnel; potential product liability risks that could exceed DARA's liability coverage; potential risks related to healthcare fraud and abuse laws; competition; the strength of DARA's intellectual property, the intellectual property of others and any asserted claims of infringement, and other risk factors identified in the documents DARA has filed, or will file, with the Securities and Exchange Commission ("SEC"). Copies of DARA's filings with the SEC may be obtained from the SEC Internet site at http://www.sec.gov. DARA expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in DARA's expectations with regard thereto or any change in events, conditions, or circumstances on which any such statements are based. DARA BioSciences and the DARA logo are trademarks of DARA BioSciences, Inc.

Registration Statement

This presentation highlights basic information about us. Because it is a summary, it does not contain all of the information that you should consider before investing.

We have filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this presentation relates. The registration statement has not yet become effective. Before you invest, you should read the preliminary prospectus in the registration statement (including the risk factors described therein), the information incorporated by reference into the registration statement, and other documents we have filed with the SEC for more complete information about us and the offering.

You may get these documents for free by visiting EDGAR on the SEC Web Site at http://www.sec.gov. Alternatively, we, any placement agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Ladenburg Thalmann & Co., Inc., Prospectus Department, 570 Lexington Ave, 11th Floor, New York, New York 10022 or by phone at (212) 409-2000 or by email at prospectus@ladenburg.com.

DARA BiOSciences Inc

Investor Presentation

- Corporate Overview
- Product Portfolio Strategy
- Development Opportunity: KRN5500
- Anticipated Key Events & Investment Summary
- Capitalization Table
- Appendix: Product Detail

Corporate Overview

DARA Biosciences, Inc. is a specialty pharmaceutical company focused on the commercialization of oncology treatment and supportive care pharmaceutical products.

- Market capitalization: $10 million *(as of May 2014)* | NASDAQ:DARA
- Headquarters in Raleigh, NC
- Expanded national sales force to 20 representatives *(from 5)*
- Cash balance of $6.8 million as of March 31, 2014

Marketed Products (1)

- gelclair®
- Bionect®
- Ferralet® 90
- soltamox®
- Binosto®
- aquoral®

Future Opportunities

Phase 2b drug with FDA Orphan designation and "Fast-Track" status for the treatment of CCIPN(2):

KRN5500

Licensing discussions for additional supportive care products:


Delivers

(1) Including three products through shared sales force agreement with Mission Pharmacal
(2) Chronic chemotherapy induced peripheral neuropathy. Orphan drug designation

DARA BiOSciences Inc

Why Oncology Supportive Care?

What is oncology supportive care?

"Care given to support the quality of life in cancer patients. The goal is to **prevent** or **treat** as early as possible the symptoms of the disease, **side-effects** caused by treatment and psychological, social and spiritual problems caused by the disease."

American Cancer Society®

Large, Untapped & Growing Market	▪ Virtually all cancer treated patients involved ▪ Improved therapeutics increasing the demand for supportive care products
Significant Commercial Opportunity	▪ Each product addresses unmet medical need — Competitive products non existent or sub-optimal ▪ Growth potential — Expand into other supportive care areas/comprehensive portfolio
Unique Positioning	▪ Establish leadership position in the specialty pharma market ▪ We believe no comparable company with equivalent breadth of product portfolio
Product Synergies	▪ Portfolio concept: one patient served by multiple DARA products

Product Portfolio

	Product	Status	Licensing Partner
In-Licensed Commercial Products	**Gelclair®** *Hyaluronic acid oral rinse gel* *oral mucositis*	Marketed	*Helsinn Healthcare*
	Soltamox® *Oral liquid tamoxifen citrate* *breast cancer*	Marketed	*Perrigo (Rosemont)*
Co-Promoted Products	**Bionect®** *Hyaluronic acid* *burns & skin changes from radiation*	Marketed	Innocutis
	Ferralet® 90 *Dual Iron delivery* *anemia supplement*	Marketed	Mission Pharmacal
	Binosto® *Alendronate sodium effervescent tablet* *osteoporosis*	Marketed	Mission Pharmacal
	Aquoral® *Oral spray treatment* *dry mouth*	Marketed	Mission Pharmacal
Clinical Development	**KRN5500** *Non-opioid NCE* *painful refractory CCIPN* KRN5500	Phase 2b *Fast Track status; Orphan designation granted*	Kirin
Active Licensing Efforts	Additional supportive care products 	In Discussions	Various

Management Team

- **Dr. David J. Drutz, MD – Chief Executive Officer & Chief Medical Officer**
  - Held a number of senior management positions with several pharmaceutical companies, including Tranzyme, Inc. (Nasdaq:TZYM), Inspire Pharmaceuticals, Inc., Daiichi Pharmaceutical Co., Limited (TSE:4568), and Smith Kline & French Laboratories.
- **Mr. Christopher Clement – President and Chief Operating Officer**
  - Held a number of senior management positions with several pharmaceutical companies, including Savient Pharmaceuticals, Inc.(Nasdaq:SVNT), Ares-Serono Group, Epicyte Pharma, Searle Pharmaceutical LLC, Merck & Co. Inc. (NYSE:MRK), and Novartis AG (SWX:NOVN).
- **Mr. David Tousely – Chief Financial Officer**
  - Held a number of senior management positions with several pharmaceutical and biotechnology companies, including PediatRX, Inc., airPharma, LLC, PediaMed Pharmaceuticals, Inc., AVAX Technologies, Inc., and Pasteur Merieux Connaught (now Sanofi Pasteur, a subsidiary of Sanofi (ENXTPA:SAN)).
- **Dr. Michael Radomsky, PhD – Vice President of Technical Operations**
  - Held a number of management positions with several pharmaceutical companies, including Syntex Corporation/Roche Holdings AG (SWX:ROG), Theravance Inc. (Nasdaq:THRX), Epicyte Pharma, Orquest, Inc. , and Boehringer-Ingelheim GmbH.
- **Mr. David Benharris – Vice President of Sales, Marketing and Business Development**
  - Held a number of management positions with several pharmaceutical and biotechnology companies, including Genentech/Roche Holdings AG (SWX:ROG), Savient Pharmaceuticals (NASDAQ:SVNT), Insmed (Nasdaq:INSM), and EMD Serono/Merck KGaA.

Over 100 years of collective expertise in clinical development, operations, sales & marketing, strategic planning, and technical operations & manufacturing

DARA BiOSciences Inc

Recent Corporate Events

Expansion of Sales Force	▪ Through the partnership with Alamo, DARA hired and trained 20 sales representatives for nationwide field force deployment — High degree of interest/access
Expansion of Gelclair® and Soltamox® to Oncology Network	▪ Signed a pharmacy supply agreement with RainTree Oncology Services for Gelclair® and Soltamox® (in-house dispensing capabilities) ▪ Gelclair access to a large national closed system provider ▪ Opportunity/Access to formulary approval for Gelclair® at Northwestern, MGH, Cleveland Clinic, MD Anderson, Washington University (HOPA Ad Board, March 2014)
FDA Orphan Drug Designation	▪ KRN5500 granted Orphan Drug Status from FDA — 7 years market exclusivity, tax credits, waiver of PDUFA filing fees, and access to federal grants — Designated as a Fast Track program in 2011
Expansion of Soltamox® to Medicare patients	▪ Signed a Medicare Part D Prescription Drug Reimbursement Agreement with Comprehensive Health Management, Inc. providing formulary status for the WellCare® Group of Companies ▪ Market opportunity: — Wellcare® has a network of 15 Medicare Part D insurers nationwide with more than 222,000 contracted providers and more than 67,000 contract pharmacies.
CAPTURE Study	▪ CAPTURE abstract accepted by NCCN journal and presented at national meeting ▪ Key finding that 13% of patients on tamoxifen would prefer liquid Soltamox® over generic tablets

The addition of a national sales force, coupled with continued execution by management, positions the company for growth in 2014.

- Product Portfolio Strategy

DARA BiOSciences Inc

Synergistic Product Portfolio

Example: Breast Cancer

gelclair
Oral Mucositis

aquoral
Dry Mouth

soltamox
Breast Cancer

Ferralet 90
Anemia/fatigue



Bionect
Burns & Skin Changes from Radiation and Chemotherapy

Binosto
Brittle bones

Multiple discussion points within hospital/office setting:

- Receptionist/Office Manager
- Oncologists
- Nurses
- PAs/NPs
- Radiologists

DARA can leverage its portfolio of oncology supportive care products to treat an array of oncology related indications in the same patient

Sales Force Expansion

Recently expanded sales presence is driving revenue with a highly targeted focus

- Top deciled tamoxifen prescribers
- Increased awareness/modifying prescribing behavior
- Supplemented with non-personal programs

Partnership with ALAMO ideally complements DARA:

- Full service provider
  - Infrastructure /SFA
  - Time / cost efficient
- Success with similar specialty companies
  - "White Space" Programs
- Potential new supportive care product opportunities

DARA BiOSciences Inc

National Coverage



Olympia
North West Territory
Helena
Bismarck
Boise
Pierre
Saint Paul
Minneapolis
Madison
Detroit
Augusta
Montpelier
Boston
Concord
Albany
Boston
Providence
Massachusetts Territory
NYC/Long Island
Cleveland
Philadelphia
Dover
Salt Lake City
Cheyenne
Carson City
Sacramento
San Francisco
Denver
Des Moines
Chicago
Lincoln
Columbus
Indianapolis
Cincinnati
Washington
Washington DC
Charleston
Richmond
St Louis
Jefferson City
Frankfort
Raleigh
Los Angeles
Santa Fe
Nashville
Carolinas Territory
Oklahoma City
Phoenix
Little Rock
Atlanta
Atlanta
Columbia
Dallas/Forth Worth
Montgomery
Jackson
Jacksonville
Tallahassee
Baton Rouge
Austin
Houston
South Florida

DARA Y/Y Sales Growth


$180,000
$150,000
$120,000
$90,000
$60,000
$30,000
$0
$21,200
$161,500
Q1’13
Q1’14

Recent Sales Trends

- Reps gaining good access to target offices
  - Positive feedback and commitment to usage
- Increased formulary/specialty pharmacy approvals for Gelclair® and Soltamox®
- Wholesaler shipments of Soltamox® bottles increased significantly in Q1’14 from Q4’13
- While flat to Q4, Gelclair® demand is increasing each month
  - Positive trend continuing into Q2
- Traction beginning for the other portfolio products

Positive signs/trends emerge in Q1’14

Enhancing Sales Traction

Gelclair®
- Prescriptions presented outside the HUB system to retail pharmacy and not filled

Soltamox®
- Higher Co-Pay (lower refills) due to lack of co-pay card

No Coupon, No Co-Pay, No Hassles

Program instituted May 2014

New program designed to proactively capture more demand

Demand for both products was higher in Q1 than actually realized in filled prescriptions

Gelclair®

Gelclair® is a patented, oral bioadherent gel (mouthwash) indicated for management and relief of painful symptoms of oral mucositis, a significant side effect for patients receiving chemotherapy or radiotherapy.

gelclair®


gelclair

Indication	• Oral mucositis/stomatitis (side effect of cancer therapies)
Delivery Method	• Gel packet is diluted in water to rinse the mouth & throat
Competitive Advantage	• Convenient / easy to use • Hyaluronic acid based – may aid healing • Improvement in quality of life (eat and drink normally/speech/sleep) • Contains no ethanol
Territory Rights	• U.S.
Market Size	• 80,000 patients[1]

40% to 70% of individuals treated with standard chemotherapy can have oral mucositis.[1]

(~80% of people with cancer of the head/neck who receive radiotherapy develop oral mucositis.)

(1) Based on estimated total market treatments including magic mouthwash (data on file DARA).

Soltamox®

Soltamox® is the *only patented*, oral liquid formulation of tamoxifen in the U.S. and is an important option for breast cancer patients with difficulty adhering to tablet therapy.

Indication	• Treatment of metastatic breast cancer • Adjuvant treatment of breast cancer • Reduce the risk of invasive breast cancer in women with DCIS • Reduce the risk of breast cancer incidence in high risk women
Delivery Method	• Oral liquid formulation (usually administered 1x daily up to 5 years)
Competitive Advantage	• Only FDA-approved liquid formulation of tamoxifen citrate • Alternative to patients that prefer or need a dosing alternative
Territory Rights	• U.S.
Market Size	• 2.6 Million patients (US)



soltamox®

Breast cancer is the 2nd leading cause of cancer mortality in women with ~230,000 new diagnosis each year.

- Tamoxifen is a widely used preventive treatment for "high risk" patients.
- Over 1.8 million annual US prescriptions for tamoxifen / stable market, modest growth expected.
- According to the National Comprehensive Cancer Network Guidelines, trials(1) have reported significant reduction in mortality out to 10 years and they now recommend considered use of tamoxifen beyond the standard treatment of 5 years.

Important safety information, black box warning & full prescribing information available at www.soltamox.com

(1) Davies C, et al. Long-term effects of continuing adjuvant tamoxifen to 10 years versus stopping at 5 years after diagnosis of oestrogen receptor-positive breast cancer: ATLAS, a randomized trial. Lancet 2013,381: 805 – 816
Gray RG, Rea D, Handley K, et al. aTTom: Long-term effects of continuing adjuvant tamoxifen to 10 years versus stopping at 5 in 6,953 women with early breast cancer. J Clin Oncol. 2013;31 (suppl; abstract 5)

Complementary Supportive Care Portfolio

Complementary Supportive Care Product Portfolio

	Product	Status	Properties	Licensing Partner
Co-Promoted Products	**Bionect®** *Hyaluronic acid burns & skin changes from radiation*	Marketed	▪ Patent protected cream / gel ▪ Topical application	Innocutis[(1)]
	Ferralet® 90 *Dual Iron delivery anemia supplement*	Marketed	▪ Unique patented blend ▪ Administered 1x daily	Mission Pharmacal[(2)]
	Binosto® *Alendronate sodium effervescent tablet osteoporosis*	Marketed	▪ Easy oral effervescent administration (strawberry) ▪ Administered 1x weekly	Mission Pharmacal[(2)]
	Aquaoral® *Oral spray treatment dry mouth*	Marketed	▪ Unique patented formulation ▪ Coats, lubricates & protects	Mission Pharmacal[(2)]




Mission
Oral iron therapy that
Delivers
Ferralet 90


Binosto


aquoral can!
aquoral


Bionect

(1) Through a marketing agreement with Innocutis

(2) Through a shared sales agreement with Mission Pharmacal. Important safety information & full prescribing information is available at www.missionpharmacal.com.

- Development Stage Opportunity - KRN5500

KRN5500: A Novel Phase 2 Drug

DARA's clinical development compound targets painful CCIPN*

- Area of significant unmet medical need
  - Existing approved therapies are marginally effective
- Impressive Phase 2a clinical results
- "Fast track" status from FDA | Orphan designation granted Febuary 2014

Why is KRN5500 so exciting?

Highlights	▪ Non-opioid ▪ Unmet medical need ▪ Statistically significant results in a small clinical trial of refractory patients (vs. placebo)
Clinical Trial	▪ 24% reduction of pain (p=0.03) ▪ 29.5% median maximal reduction (p=0.02) ▪ 83% clinically meaningful (>20%) improvement (p=0.04) ▪ No drug related SAE's but nausea/vomiting common

*chronic chemotherapy induced peripheral neuropathy

DARA BiOSciences Inc

KRN5500 Phase 2a Primary Endpoint

KRN5500 reduces median target pain intensity 24%: placebo 0% (p=0.03)



Change in NRS score (%)
20
10
0
-10
-20
-30
-40
Placebo
KRN5500
2
3
4
5
6
7
8
9
10
11
Baseline
Visit (weeks)
Endpoint

	Baseline	2	3	4	5	6	7	8	9	10	11	Endpoint
N =	7	7	6	6	4	4	2	2	2	2	2	7
N =	12	12	12	10	10	7	7	6	5	3	3	12

- Primary Endpoint = median Clinic NRS scores 1 week after final dose
- KRN5500 24%; Placebo 0%
- p=0.03 (Wilcoxon Rank Sum Test)

KRN5500 Development Considerations

To maximize shareholder value, a comprehensive evaluation of development options is currently underway.

- Orphan drug designation granted on February 2014
  - Provides the company with access to certain potential benefits waiver of PDUFA fees, tax credits, an orphan grant opportunity and potentially shorter development timelines
- Ongoing development/strategic partnership discussions
  - Engaging both U.S. and International companies
  - Focus on pain/oncology development companies
- Enhancing Partnership Opportunities
  - Meeting with FDA regarding clinical pathway

- Anticipated Key Events & Investment Summary

Anticipated Key Events

- Commercial rollout/execution of national sales strategy
  - Increasing creation and capture of demand for products
- Seeking development partner for KRN55000 and initiate Phase 2b
  - Ongoing partnership discussions
  - Meeting with FDA to discuss clinical pathway
- In-license / acquisition of marketed / near-term oncology / supportive care products

Multiple anticipated key events expected to continue to build momentum

DARA BiOSciences Inc

Investment Summary

Compelling Investment Opportunity | Near-Term Value Creation

- Unique strategic positioning with a portfolio of synergistic oncology supportive care products
- Limited pharma companies focused on supportive care
- Expanded sales force with an experienced / successful CSO
- Novel phase 2b drug with orphan status that address a significant unmet medical need
- Significant valuation upside given high growth potential

- Capitalization Table

DARA BiOSciences Inc

Capitalization Table - Pre Split

CAPITALIZATION TABLE as of March 31, 2014	
Description	# of Common Shares Equivalent
Common Shares Outstanding	8,402,030
Series B-2 Convertible Preferred Shares (Conversion Price $2.45)	20,408
Series A Convertible Preferred Shares (Conversion Price $12.50)	46,240
Warrants (Weighted Average Price $5.02)	6,077,537
Options (Weighted Average Price $4.55)	1,003,501
Total Fully Diluted Shares Outstanding	**15,549,716**

- Appendix: Product Detail

gelclair®

soltamox®

DARA BiOSciences Inc

Gelclair® - How to Use


HOW TO USE GELCLAIR®
Gelclair is simple, quick, and easy to administer
1. POUR
the entire contents of the single-dose GELCLAIR® packet into a glass and add 1 tablespoon of water (15 mL)*
gelclair
2. STIR
mixture well and use immediately
3. RINSE
around the mouth for at least 1 minute to thoroughly coat the tongue, palate, throat, inside of cheeks, and all oral tissue
4. GARGLE
and spit out
5. WAIT
at least 30-60 minutes before eating or drinking
30 min
*If the solution is too thick, it may be diluted with an additional 1 to 2 tablespoons of water to achieve the desired consistency.

Gelclair® - Mechanism of Action

Gelclair® forms a protective film over the oral mucosa creating a shield over the nerve endings protecting from over-stimulation (pain) for up to 5 to 7 hours, helping patients eat and drink more easily, both of which are critical during cancer treatment.


mucosa
submucosa
nerve
gelclair
mucosa
GELCLAIR® coating
submucosa
nerve

Nerve endings are overstimulated causing pain, especially during food intake

Gelclair coating reduces pain and helps patient eat and drink more easily

DARA BiOSciences Inc

Oral Mucositis

Patients regard oral mucositis as a major problem, secondary only to chemotherapy induced nausea and vomiting (CINV).



Most Preferred
Least Preferred
Mucositis
Dysuria
CINV 3
CINV 4
CINV 6
CINV 5
Death

Sun C,. et al. Rankings and symptom assessment of side effects from chemotherapy: insights from experienced patients with ovarian cancer. Support Care Cancer 2005,13: 219-227


DARA BiOSciences inc
Corporate Headquarters:
8601 Six Forks Road, Suite 160
Raleigh, NC 27615
Office Contact:
(919) 872-5578